August 7, 2015

VIA EDGAR AND FEDEX

Mr. Dietrich A. King

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:           CPI Card Group Inc.

Draft Registration Statement on Form S-1 Submitted May 14, 2015

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 21, 2015

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 7, 2015

Registration Statement on Form S-1 Filed August 7, 2015
CIK No. 0001641614

Dear Mr. King:

On behalf of CPI Card Group Inc. (formerly CPI Holdings I, Inc.) (the “Company”), enclosed for your review is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on May 14, 2015 and amended by Amendment No. 1 to the Company’s Draft Registration Statement confidentially submitted with the Commission on May 21, 2015 and by Amendment No. 2 to the Company’s Draft Registration Statement confidentially submitted with the Commission on July 7, 2015. An electronic version of the Registration Statement has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of the Registration Statement has been marked to reflect changes made to the Registration Statement since the Company’s most recent confidential submission on July 7, 2015.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated July 20, 2015, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Prospectus Summary

EMV Conversion in the United States, page 2

Comment No. 1

Please disclose the relative costs of or margins associated with magnetic strip, EMV, and Dual-Interface EMV cards as compared to its sales price when discussing the average selling prices per card.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 2.

Principal and Selling Stockholders, page 121

Comment No. 2

We note your response to comment 20. Please revise the table to include all shares beneficially owned by Messrs. Seaman, Peters, and Rowntree pursuant to Item 403(b) of Regulation S-K. In this regard, we note that the first sentence in footnote 2 to the table indicates that shares that are beneficially owned by them continue to be excluded from the table. Please refer to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Response:

The Company respectfully advises the Staff that none of Messrs. Seaman, Peters or Rowntree beneficially owns the shares of common stock held by the Tricor Funds for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.   The voting and investment control with respect to the shares of common stock held by the Tricor Funds resides with a committee comprised of four individuals, Mr. Seaman, Mr. Rowntree, J. Trevor Johnstone and Roderick Senft.  Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. See Southland Corp. (July 8, 1987). The Company has revised its disclosure on page 130 to clarify that the table does not exclude shares of common stock beneficially held by Messrs. Seaman, Peters or Rowntree.

Consolidated Financial Statements of CPI Holdings I, Inc. as of December 31, 2014 and 2013  and for the Years Ended December 31, 2014, 2013 and 2012, page F-1

Comment No. 3

It appears that the starting stockholders’ deficit balances for the 2013 fiscal year have changed and those changes appear unrelated to the correction of an error described in Note 2 on page F-8. Please tell us the reasons for the changes to the stockholders’ equity balances.

Response:

In connection with the audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2012 for inclusion in the Registration Statement, the Company identified an adjustment related to the presentation of the deemed dividend on the 2012 redemption of the Company’s Series A Preferred Stock.  As a result of this adjustment, the dividend was reclassified from retained earnings to additional paid in capital within the stockholders’ deficit section of the Company’s consolidated balance sheet.  The Company has provided a reconciliation between the previously reported stockholders’ deficit balances for the 2013 and 2014 fiscal years below.

	FY 12/31/2013	FY 12/31/2014
Accumulated earnings (deficit) - as previously reported in initial confidential filing	$(24,459)	$(12,049)

Adjustments:
Immaterial error correction for impairment of Nevada intangible assets (disclosed in note 2)	$(11,413)	$(10,521)
Reclassification of deemed dividend on preferred stock to APIC	$28,368	$28,368
Total adjustments:	$16,955	$17,847

Accumulated earnings (deficit) - as reported in second confidential filing	$(7,504)	$5,798

	FY 12/31/2013	FY 12/31/2014
Additional paid-in capital (APIC) - as previously reported in initial confidential filing	$621	$3,566

Adjustments:
Reclassification of deemed dividend on preferred stock to APIC	$(28,368)	$(28,368)
Total adjustments:	$(28,368)	$(28,368)

Additional paid in capital (APIC) - as reported in second confidential filing	$(27,747)	$(24,802)

Note 12.  Series A Preferred Stock, page F-23

Comment No. 4

In the last sentence of the second paragraph on page F-24, you disclose that you redeemed a total of $45 million of your Series A Preferred Stock during the year ended December 31, 2013. Based on the tabular disclosure above the paragraph, it appears that the redemption occurred in 2012. Please revise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-24.

Unaudited Condensed Consolidated Financial Statements of CPI Holdings I, Inc. as of March 31,  2015, page F-35

Note 3. Discontinued Operation and Disposition, page F-41

Comment No. 5

You disclose that you recognized a loss on the sale of discontinued operations of $623,000 in the statement of operations for the three months ended March 31, 2015 in the first paragraph on page F-42. However, the condensed consolidated statements of operations on page F-36 shows $887,000 of gain on sale of a discontinued operation. Please reconcile the difference and revise throughout the filing as necessary.

Response:

The Company has revised its disclosure on page F-42 to reflect a gain on the sale of discontinued operations of $887,000 for the three months ended March 31, 2015.

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If you have any questions regarding any of the responses in this letter or the Registration Statement, please call me at (312) 558-6061.

Respectfully Submitted,

/s/ Arlene K. Lim

Arlene K. Lim

cc:	Steven Montross
Steven J. Gavin
Andrew J. McDonough
Nicholas Peters